SC 13G/A
kenneth.miller@yale.edu
1
NYSE

0001364250
DOUGLAS EMMETT, INC.
20-3073047

KENNETH R. MILLER
(203) 432-5761


0000938582
eqed9jp@


SC 13G/A


SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 2

DOUGLAS EMMETT, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

25960P-10-9
(CUSIP Number)

Check the appropriate box to designate the rule purusant to which this Schedule is filed:
[X]  Rule 13d-2(b)

1)   Name and I.R.S. Identification No. of Reporting Person:

     Yale University
     I.R.S. Number 06-0646973

2)   Check the Appropriate Box if a Member of a Group:

     (a)  (Not Applicable)
     (b)  (Not Applicable)

3)   SEC Use Only

4)   Citizenship or Place of Organization:

     Yale University is a Connecticut corporation.

Number of Shares         (5)  Sole Voting Power  - 3,386,271
Beneficially Owned by
Each Reporting           (6)  Shared Voting Power - 286,669
Person With:
                         (7)  Sole Dispositive Power  - 3,386,271

                         (8)  Shared Dispositive Power - 286,669

9)   Aggregate Amount Beneficially Owned by Each Reporting Person: 3,672,940

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
     (Not  Applicable)

11)  Percent of Class Represented by Amount in Row (9):  3.0%

12)  Type of Reporting Person:  EP



Item 1.

     (a)  Name of Issuer:

          DOUGLAS EMMETT, INC. (the "Company")

     (b)  Address of Issuer's Principal Executive Office:

          Douglas Emmett, Inc.
	  808 Wilshire Bldvd., SUite 200
          Santa Monica, CA 90025

Item 2.

     (a)  Name of Person Filing:

          Yale University

     (b)  Address of Principal Office:

          Yale University
          Investments Office
          55 Whitney Avenue, 5th Floor
          New Haven, CT 06510-1300
          Attn:  Kenneth R. Miller, Associate General Counsel

     (c)  Citizenship:

          Yale University is a Connecticut corporation.

     (d)  Title of Class of Securities:

          Common Stock

     (e)  CUSIP Number:

          25960P-10-9

Item 3.

If this statement is filed pursuant to rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

.. . . .

(f)  [X]  . . . Endowment Fund; see section 240.13d-1(b)(1)(ii)(F).

.. . . .

Item 4.   Ownership:

     (a)  Amount Beneficially Owned (within the meaning of Rule 13d-3
          under the Exchange Act):            3,672,940

     (b)  Percent of Class:   3.0%

     (c)  Number of Shares as to which such person has:

          (i)   sole power to vote or to direct the vote:
                3,386,271

          (ii)  shared power to vote or to direct the vote:
                286,669


          (iii) sole power to dispose or to direct the disposition of:
                3,386,271

          (iv)  shared power to dispose or to direct the disposition of:
                286,669

          The shares of the common stock of the issuer reported as beneficially owned by the Reporting Person within the meaning of Rule 13d-3 under the Exchange Act include 228,782.8 shares owned directly or indirectly by the Yale University Retirement Plan for Staff Employees ("YURPSE") and 57,886.2 shares owned directly or indirectly by the Yale University Retiree Health Benefits Coverage Trust ("YURHBCT"), as to each of which Yale University, as Administrator in the case of YURPSE and as Trustee in the case of YURHBCT, has shared power to direct the vote or disposition of such shares. YURPSE and YURHBCT are noncontributory, defined benefit plans for staff employees. The Reporting Person disclaims beneficial ownership of the shares of common stock held by YURPSE and YURHBCT.

          The shares of the common stock of the isuer reported as beneficially owned by the Reporting Person within the meaning of Rule 13d-3 under the Exchange Act do not include 4.5 million shares as to which the Reporting Person has obtained synthetic exposure by means of a Total Return Equity Swap entered into on August 26, 2008 with Morgan Stanley Capital Services with an effective date of August 29, 2008.


Item 5.   Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [X].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          (Not Applicable)

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          (Not Applicable)

Item 8.   Identification and Classification of Members of Group:

          (Not Applicable)

Item 9.   Notice of Dissolution of Group:

          (Not Applicable)

Item 10.  Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 10, 2008

                         /s/ David F. Swensen
                         Name:     David F. Swensen
                         Title:    Chief Investment Officer